Exhibit 4(k)

AB Protective Life Insurance Company	[P. O. Box 2606; Birmingham, Alabama 35202] [1-800-866-9933]
A Stock Company	State of Domicile - [Tennessee]

CHRONIC ILLNESS ACCELERATED DEATH BENEFIT RIDER

We have issued this rider as part of the policy to which it is attached to provide for an accelerated death benefit payment to the Owner or the Owner’s estate, during the life of the Insured and while this rider is in force.  It is issued in consideration of the application and payment of the rider charges.  Unless otherwise stated all policy provisions not expressly modified by this rider remain in full force and effect.  Where the policy and this rider conflict the terms of this rider will be applied.

NOTICE:  This rider is intended to provide an accelerated death benefit which will qualify for tax treatment under Section 101 (g)(1)(B) of the Code except as provided in Section 101 (g)(5) of the Code.  Accelerated benefit payments due to chronic illness are subject to limits imposed by the federal government and any amounts received in excess of these limits are includible in gross income.  This rider is not intended to be a Qualified Long Term Care Insurance contract under section 7702B of the Code nor is it intended to be a Non-Qualified Long Term Care contract.  Accelerated benefits under this rider may be taxable as income.  As with all tax matters, the Owner should consult a personal legal or tax advisor to assess the impact of any benefit received under this rider.

Any benefit received under this rider may impact the recipient’s eligibility for Medicaid or other government benefits.  Benefits under this rider do not pay or reimburse for expenses including those set forth in 101(g)(3)(A)(ii)(I) of the Code.

Any benefit paid under this rider will impact the policy.  Face amount, Policy Values and loan values will be reduced if an accelerated death benefit is paid.  The impact on the policy is discussed in the Impact on the Policy section of this rider.

TABLE OF CONTENTS

DEFINITIONS	3

BENEFITS	5

CLAIMS	6

RIDER COST	6

IMPACT ON POLICY	7

GENERAL PROVISIONS	7

DEFINITIONS

Activities of Daily Living:  Six basic human functions necessary for a person to live independently.  Specifically they include:

1.              Eating - The ability to feed oneself by getting food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube intravenously.

2.              Toileting - The ability to get to and from the toilet, getting on and off the toilet and performing associated personal hygiene.

3.              Transferring - The ability to move into or out of a bed, chair or wheelchair.

4.              Bathing - The ability to wash oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

5.              Dressing - The ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs.

6.              Continence - The ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).

Benefit Period:  The initial Benefit Period is the 12 month period commencing with the first Monthly Anniversary after we approve a request for accelerated benefits and all of the conditions in Eligibility for Benefits have been met.  Each subsequent Benefit Period is the 12 month period which begins on the first Monthly Anniversary following: (i) the end of the most recent Benefit Period, (ii) receipt of Written Re-certification and (iii) when all of the other conditions in Eligibility for Benefits have been met.

Chronically Ill:  Means that the Insured has been certified, within the preceding 12 months, by a Licensed Health Care Practitioner as:

1.              Being unable to perform, without Substantial Assistance from another individual, at least two Activities of Daily Living for a period at least equal to the Elimination Period due to a loss of functional capacity; or,

2.              Requiring Substantial Supervision to protect the Insured from threats to health and safety due to Severe Cognitive Impairment.

Code:  Means the Internal Revenue Code of 1986, as amended or its successor.

Elimination Period:  Means a period of consecutive days, as shown in the policy schedule, which must pass before the Insured becomes eligible for benefits.  The period begins on the day we receive Written Certification/Written Re-certification that the Insured is Chronically Ill.

Family Member:  Means the Owner or Insured’s spouse and anyone who is related to the Owner or Insured or the Owner’s or Insured’s spouse by the following degree by blood, marriage, divorce, adoption or operation of law: parents, in-laws, grandparents, siblings, children, grandchildren, aunts, uncles, nephews and nieces.

Hands-on Assistance:  Means the physical assistance of another person without which the Insured would not be able to perform the Activities of Daily Living.

Insured:  Means the person whose life the policy insures.  If Joint Insureds are the persons whose lives the policy insures, Insured means the last surviving Insured.

Licensed Health Care Practitioner:  Means any physician (as defined in section 1861(r)(1) of the Social Security Act) and any registered professional nurse, licensed social worker, or other individual who meets such requirements as may be prescribed by the Secretary of the Treasury.  It does not include the Owner, Insured or a Family Member.

Maintenance or Personal Care Services:  Means any care with the primary purpose of providing the needed assistance with any of the disabilities as a result of which the Insured is certified as being Chronically Ill.

Plan of Care:  Means a written plan prescribed specifically for the Insured by a Licensed Health Care Practitioner setting forth the Services required by the Insured.

Services:  Means necessary diagnostic, preventative, therapeutic, curing, treating, mitigating and rehabilitative services, and Maintenance or Personal Care Services required by a Chronically Ill individual.

Severe Cognitive Impairment:  Means a loss or deterioration in the Insured’s intellectual capacity that is (i) comparable to (and includes) Alzheimer’s disease and similar forms of irreversible dementia, and (ii) measured by clinical evidence and standardized tests that reliably measure impairment in the following areas:

1.              The Insured’s short or long term memory;

2.              The Insured’s orientation as to person (such as who they are), place (such as their location) or time (such as day, date, and year); and

3.              The Insured’s deductive or abstract reasoning.

Standby Assistance:  Means the presence of another person within arm’s reach of the Insured that is necessary, by physical intervention, to prevent injury to the Insured while the Insured is performing the Activities of Daily Living.

Substantial Assistance:  Means Hands-On Assistance and Standby Assistance.

Substantial Supervision:  Means continual supervision (which may include cuing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the Insured from threats to his or her health or safety due to Severe Cognitive Impairment.

Written Certification:  Means written documentation from a Licensed Health Care Practitioner, provided at the Owner’s or Insured’s expense, certifying that the Insured is Chronically Ill and in need of Services, likely for the rest of the Insured’s life, as set forth in a Plan of Care.

Written Re-certification:  Means Written Certification, at our expense, provided prior to the start of each Benefit Period after the first.

BENEFITS

Eligibility for Benefits:  The Insured will become eligible, each Benefit Period, for Accelerated Death Benefit payments during the life of the Insured when each of the following conditions are met:

1.              We receive Your written request for the Accelerated Death Benefit;

2.              We receive Written Certification or Written Re-certification;

3.              The Policy and this Rider are in force;

4.              We receive written consent from any irrevocable beneficiaries or assignee of record named in the policy;

5.              The Elimination Period has expired; and

6.              The Insured is Chronically Ill at the time a benefit payment is made.

We reserve the right to independently assess the Insured’s Chronic Illness and benefit eligibility.  As part of this assessment we have the right to require that the Insured be examined by a Licensed Health Care Practitioner chosen by us.  We will pay for this examination.  In the event of conflicting opinions, Eligibility for Benefits will be determined by a third medical opinion provided by a Licensed Health Care Practitioner who is mutually agreed upon by the Insured and the Company.  The Insured must be certified as Chronically Ill for the entire period in which benefits are being paid.

Waiver of Elimination Period:  The Elimination Period may be waived for Benefit Periods after the first.  This depends on the length of time that has passed from the end of the prior Benefit Period to the date we receive Written Re-certification.  Solely for the purpose of establishing the criteria for waiver of the Elimination Period, this time period is as follows:

1.              If less than 30 days have passed, we will consider the Chronic Illness to be a continuation from the prior Benefit Period and no new Elimination Period will have to be satisfied.

2.              If 30 days or more have passed, a new Elimination Period will have to be satisfied.

Lifetime Maximum Benefit:  The Lifetime Maximum Benefit under this rider is equal to the lesser of (i) a percentage of the death benefit (excluding riders/endorsements) at the time all of the conditions in Eligibility for Benefits are first satisfied or (ii) the Lifetime Dollar Limitation.  The lesser of (i) or (ii) will be reduced by any outstanding lien against the policy resulting from any other accelerated death benefit endorsement or rider attached to the policy.  The Lifetime Maximum Benefit Percentage and the Lifetime Dollar Limitation are shown in the policy schedule.

Maximum Monthly Benefit:  The Maximum Monthly Benefit, shown in the policy schedule, is the maximum amount that may be accelerated in any single month.  The Maximum Monthly Benefit may not exceed the monthly equivalent of the per diem limitations declared by the Internal Revenue Service.

Monthly Benefit:  The Monthly Benefit is the amount paid each month beginning on the first day of the Benefit Period.  If the Insured is certified as Chronically Ill for only a portion of a month, the Monthly Benefit will be adjusted to equal the daily equivalent of the Monthly Benefit multiplied by the number of days during the month that the Insured is certified as Chronically Ill.  Each Benefit Period you may, by written instruction, select the Monthly Benefit amount of at least $250.00 and not exceeding the Maximum Monthly Benefit.  If you do not select a Monthly Benefit amount the Monthly Benefit will be the Maximum Monthly Benefit.  The Monthly Benefit is not cumulative.  The entire Maximum Monthly Benefit may be taken, but if not, the remaining portion does not carry forward.

Changes to the Monthly Benefit:  You may change the Monthly Benefit amount, by written notice, at the beginning of each Benefit Period.  Your written request to change the Monthly Benefit amount must be provided at least 90 days in advance of the next Benefit Period.  Any change in the Monthly Benefit cannot exceed the Maximum Monthly Benefit.  We will adjust the final Monthly Benefit payment so as not to exceed the Lifetime Maximum Benefit.

Lump Sum Option:  You may choose to receive the accelerated benefit as a lump sum.  The lump sum will equal the sum of the present value of the Monthly Benefit (before any adjustment for loans) payable for each month of the Benefit Period.  The maximum interest rate used in calculating the present value will not exceed the greater of:

1.              The current yield on 90 day Treasury Bills; or,

2.              The current maximum statutory adjustable policy loan interest rate.

CLAIMS

We must receive your written request for accelerated death benefits at our Administrative Office.  The request should include at least the Insured’s name, the Policy number and the address to which claim forms should be sent.

We have forms used for making a claim and for providing Written Certification/Written Re-certification.  These forms will be sent to you within 15 days of the date we receive your written request for accelerated death benefits.  If the claim forms are not sent within this 15 day period, and you provide Written Certification/Written Re-certification in a format other than our claim forms, you will be deemed to have complied with the claim requirement.

RIDER COST

Rider Cost:  The monthly charge for this rider will not exceed the Maximum Monthly Charge shown in the policy schedule.  The monthly charge for this rider will be added to the Monthly Deduction, unless waived under the Waiver of Costs provision.

Rider Net Amount at Risk:  The Rider Net Amount at Risk on the Policy Effective Date is equal to:

1.              The Lifetime Maximum Benefit on the Policy Effective Date; divided by

2.              The Death Benefit on the Policy Effective Date; multiplied by,

3.              The Net Amount at Risk on the Policy Effective date for the Policy to which this rider is attached.

On each subsequent monthly anniversary the Rider Net Amount at Risk is equal to:

1.              The remaining Lifetime Maximum Benefit on the monthly anniversary date; divided by

2.              The Death Benefit on the monthly anniversary date; multiplied by

3.              The Net Amount at Risk on the monthly anniversary date for the Policy to which this rider is attached.

Effect on Monthly Deduction:  During a Benefit Period, all monthly deductions continue.  If on any monthly anniversary such deduction would cause the policy to lapse, we will waive the monthly deduction or the monthly lapse protection deduction, if any, as required to maintain the policy. Any waiver of deductions is only effective during a Benefit Period.

IMPACT ON POLICY

Proportional Reductions:  Each Monthly Benefit payment will reduce certain current values by a proportional amount.  This proportion will equal the Monthly Benefit payment, before reduction for repayment of Policy Debt, divided by the death benefit immediately before the payment.  The current values that will be reduced by this provision are:

1.              Policy Value;

2.              Face amount;

3.              Surrender Charges, if any;

4.              Values and premiums required to maintain lapse protection, if any;

5.              Cumulative premiums paid to date; and

6.              Policy Debt, if any.

An amount equal to Policy Debt reduction will be applied to repay Policy Debt, and thus will reduce the net amount of proceeds distributable as an accelerated death benefit.

Future charges for the policy will be reduced to the rates that would apply had the policy been issued at the reduced face amount.

Restriction of Death Benefit Option:  Upon satisfying all of the conditions in Eligibility for Benefits, the following restriction will apply: If a Death Benefit Option other than Option A (Level Death Benefit) is in effect, the Death Benefit Option will be changed to Option A (Level Death Benefit) prior to the first Benefit Payment.  No further Death Benefit Option changes are permitted during any Benefit Period.

GENERAL PROVISIONS

Report to Owner:  Upon the initial election of the benefit, we will provide you, and any irrevocable beneficiary, with a statement which outlines the effect of the accelerated death benefit payments on the values as described in the Impact on Policy section of this rider.

Exclusions:  This rider does not cover Chronic Illness caused by attempted suicide or an intentionally self-inflicted injury, while sane or insane.

Termination:  This rider will terminate on the earliest of:

1.              Your written notice to terminate this rider;

2.              Termination of the policy to which this rider is attached;

3.              The death of the Insured;

4.              You submit, after all of the conditions in Eligibility for Benefits are first satisfied, a valid claim for any benefits provided by an accelerated death benefit for terminal illness endorsement or rider attached to the policy;

5.              The date that the Lifetime Maximum Benefit is exhausted;

6.              The date that a Partial Surrender or a Policy Loan is taken from the policy during a Benefit Period.

If this rider terminates for reason other than the death of the Insured, any unpaid Monthly Benefits for the current Benefit Period will be commuted to present value and paid in a lump sum prior to rider termination.  If the Insured dies, after the Owner has elected to receive the benefit but before the Benefits have been paid, the election will be cancelled and the unaccelerated death benefit will be paid as per the Death Benefit provision of the policy.

Third Party Notice:  You may designate, by written notice, a third party to receive notice of a pending termination of this rider due to non-payment of premiums.  We will provide written notice to you and the designated third party, if any, not less than 30 days prior to the date this rider is scheduled to terminate due to non-payment of premium.

Contestability:  This rider is contestable on the same terms as the policy to which it is attached.

Reinstatement:  If the policy to which this rider is attached terminates and is subsequently reinstated this rider may also be reinstated subject to the terms and conditions for reinstatement in the policy.

If the termination was a result of Severe Cognitive Impairment no evidence of insurability will be required to reinstate if:

1.              we receive your written request to reinstate within 5 months of the termination;

2.              you provide medical proof, at your expense, that you suffered from Severe Cognitive Impairment at the time of the termination; and,

3.              all other conditions for reinstatement are met.

Signed for the Company and made part of the policy as of the Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

[ABCDEF]

[Deborah J. Long]

Secretary